Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

May 24, 2018

Jennifer Gowetski
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	M I Acquisitions, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed April 19, 2018

File No. 001-37872

Dear Ms. Gowetski:

On behalf of our client, M I Acquisitions, Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated May 16, 2018 (the “Staff’s Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Contemporaneously, we are submitting an amended preliminary proxy statement via Edgar (the “Amended Proxy”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Proxy, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Jennifer Gowetski May 24, 2018 Page 2

General

1.            We note you filed a preliminary proxy statement on Schedule 14A on April 26, 2018. Please revise to update your disclosure to describe any extension to the time to complete an initial business combination and describe any payments from the founders relating to the additional extension period.

Response: The disclosure in the Amended Proxy has been revised to provide that the time to complete a business combination was extended beyond June 19, 2018 pursuant to a vote of the Company’s stockholders. In addition, disclosure was added to indicate that no additional consideration was paid for the extension beyond June 19, 2018, as is currently anticipated. However, as the stockholder vote has not yet taken place, it is possible that this disclosure will need to be revised based on what actually takes place at the stockholder meeting.

2.            We note your disclosure on page 178 that, after the completion of the business combination, the Sellers “will hold approximately [91%] of your outstanding shares of common stock, all of which will be issued to the Sellers in a private placement.” Please tell us the exemption that you will rely upon and specifically explain how this transaction will comply with such exemption. In addition, please revise your disclosure to disclose the exemption and describe how this transaction will comply with the exemption.

Response: The issuance of shares to the Sellers by the Company will be conducted in a private placement not involving a public offering in accordance with Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”). Specifically, 100% of Priority Holdings LLC’s equity interests are owned by two entities: Priority Investment Holdings, LLC and Priority Incentive Equity Holdings, LLC (collectively, the “Sellers”), each of which is an accredited investor as such term is defined under Regulation D. Thomas Priore and John Priore, each of whom is an officer and director of Priority Holdings LLC, are co-managing members of Priority Investment Holdings, LLC, which is in turn the non-member manager of Priority Incentive Equity Holdings, LLC, meaning that Thomas Priore and John Priore collectively share complete voting and dispositive power over the equity interests of Priority Holdings LLC to be transferred in connection with the transaction, and in turn will retain a similar level of control over the securities to be received by the Sellers in exchange for such equity interests. Both Thomas Priore and John Priore qualify as accredited investors under Regulation D. In addition, the Company engaged in no activities that could be viewed as involving a general solicitation in connection with negotiating the terms of the business combination with the Sellers. As a result, notwithstanding the large number of shares being issued, because the Company’s shares of common stock are being issued to only two entities that both qualify as accredited investors, and that are in turn controlled by two individuals who likewise qualify as accredited investors, the business combination is exempt from registration under the Securities Act pursuant to Section 4(a)(2), since it is the issuance of shares by the Company in a transaction not involving a public offering. The disclosure on page 184 of the Amended Proxy has been revised to include disclosure of the exemption relied upon.

Jennifer Gowetski May 24, 2018 Page 3

Recommendations of the Board of Directors..., page 15

3.            We note that you did not obtain a fairness opinion regarding the acquisition of Priority. Please revise your disclosure in this section to explain in detail how the board determined that the Business Combination and the transactions contemplated thereby, including the compensation to be paid to acquire Priority, is fair and in the best interests of M I Acquisitions and its stockholders. In addition, please revise your risk factor on page 41 to more specifically describe the risks of not obtaining a fairness opinion.

Response: The disclosure on pages 15-16 and 42 of the Amended Proxy has been revised in accordance with the Staff’s comments.

Risk Factors, page 24

Priority’s Executive Chairman, Thomas Priore, is presently subject to an SEC civil order..., page 35

4.            We note your disclosure that Thomas Priore is presently subject to an SEC civil order barring him from certain activities. Please revise to briefly describe the actions that resulted in the SEC civil order and how the order may impact Priority’s ability to take certain actions following the business combination.

Response: The disclosure on page 36 of the of the Amended Proxy has been revised in accordance with the Staff’s comments. In addition, other than as presently disclosed in the Amended Proxy, neither the Company nor Priority believes that the SEC order relating to Mr. Priore will otherwise have a material impact on the Company's operations subsequent to completion of the business combination, as neither Priority, nor similar companies operating within the payment processing industry, typically control or otherwise operate in a manner so as to subject them to regulation as a broker, dealer, investment adviser, municipal securities dealer or transfer agent.

Jennifer Gowetski May 24, 2018 Page 4

Interests of Certain Persons in the Business Combination, page 59

5.            Please revise to more specifically identify the individuals that have different interests in the business combination and quantify such interests. In addition, please revise to more specifically describe the out-of-pocket expenses and reimbursements and the liabilities references in the last bullet point.

Response: The first and second bullet points on page 64 of the Amended Proxy have been revised to provide additional information about how many shares each of the Company’s officers and directors has an interest in and the nature of the outstanding expenses. Because the Company has obtained a waiver from each of its vendors that is currently owed money by the Company, the Company does not believe that it has any specific liability to disclose in connection with the third bullet point, although it remains a potential liability and therefore a conflict of interest.

Proposal No. 6 – The Additional Amendments Proposal, page 81

6.            We note the disclosure regarding the exclusive forum provision disclosed on page 92 as well as the risk factor disclosure on page 44. Please revise your risk factor disclosure to describe the reasons for adopting the exclusive forum provision and more specifically describe any questions as to enforceability of the exclusive forum provision under Delaware law.

Response: The disclosure on pages 46-47 of the Amended Proxy has been revised in accordance with the Staff’s comments.

Priority’s Business, page 118

7.            We note your disclosure regarding the reliance on third party vendors on page 27. Please revise to more specifically describe the contracts with these vendors and their material terms.

Response: The disclosure on pages 27-28 of the Amended Proxy has been revised in accordance with the Staff’s comments. In addition, while the vendors referenced in the revised disclosure are anticipated to represent a significant portion of the combined company’s processing volume subsequent to completion of the business combination, Priority believes that there are other vendors of similar scale that can provide substantially similar services to Priority at comparable rates, if necessary.

Jennifer Gowetski May 24, 2018 Page 5

Financial Statements of M I Acquisitions, Inc.

Note 8 – Income Tax, page F-16

8.            We note your disclosure that you believe that M I Acquisitions, Inc. will have sufficient future taxable income to absorb the net loss carryovers (NOLS) before their expiration and that you have taken a full valuation allowance on these NOLS. Please clarify whether your conclusion to take the full valuation allowance was based upon a “more likely than not model” and generally explain your position in more detail.

Response: The Company evaluates deferred tax assets quarterly in accordance with FASB ASC 740-10-30 to assess the likelihood of realization, which is ultimately dependent upon generating future taxable income prior to the expiration of net operating loss (NOL) carryforwards. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance.

 As a result of this assessment, the Company determined it “more likely than not” that these net U.S. deferred tax assets would not be realized in the future and therefore, a full valuation allowance was recorded at December 31, 2017.

The disclosure on page F-31 of the Amended Proxy has been revised to provide as follows:

The Company has a net operating loss (“NOL”) of approximately $243,100. These NOLs, if not utilized, expire beginning in 2035. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and determined it was more likely than not that they will not realize the tax asset and has therefore established a full valuation allowance at December 31, 2017.

Financial Statements of Priority Holdings, LLC

6. Goodwill and Intangible Assets, page F-35

9.            We note that you have used sum of the year’s digits and double declining methodologies for amortizing customer relationships and merchant portfolios, respectively. Please tell us how you were reliably able to attribute these amortization methodologies to the pattern in which the economic benefits of these respective intangible assets are consumed. Please cite the accounting literature that you have relied upon.

Response: The Company acknowledges the Staff’s comment and respectfully submits that Priority's determination of the amortization policy follows the guidance in ASC 350-30-35-6, which requires that a recognized intangible asset be amortized over its useful life and that the method of amortization reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. Priority’s customer relationships include mainly economic rights to future residual payments (i.e., amounts due to ISOs and ISAs on the processing volume of Priority's merchant customers), for the portfolio of customers, while its merchant portfolios include merchant contracts acquired through business, asset and new relationship acquisitions. In general, the utility of these assets is greater in the beginning of their lives and deteriorates over time. For this reason Priority has determined that the accelerated amortization methodologies reflect the period of economic benefit, based on attrition rates for these business relationships. Priority’s approach is consistent with practice in the credit card processing industry, where customer intangibles are typically amortized on an accelerated basis.

Jennifer Gowetski May 24, 2018 Page 6

Priority typically determines the appropriate accelerated amortization methodology to apply at the time of acquisition of a specific customer relationship or merchant portfolio based on one or more of the following factors: third-party valuation reports, the nature of the contractual arrangements, historic attrition rates relating to similar customer relationships or merchant portfolios, the historic relationship with the relevant reseller, and attrition rates of the credit card processing industry generally. During the acquisition of new customer relationships and merchant portfolios, Priority typically prepares cash flow projections based on one or more of the aforementioned factors. For example, Priority has found that annual attrition rates for acquired customer relationships and merchant portfolios accelerate over time. The business relationships that comprise Priority’s customer relationships and merchant portfolios carry varying degrees of risk, which may lead to a deviation in underlying merchant and transaction processing attrition rates. Additionally, analyses of Priority ‘s merchant portfolio and customer relationship intangible assets generally indicate that a portfolio will earn between 40%-65% of its total earning potential in less than half of its useful life, indicating that the earlier years drive a greater proportional share of its economic benefit than the later years. Priority applies the aforementioned accelerated methods of amortization in an effort to match the percentage of asset value amortized over the asset’s life to the economic value generated by the asset over the same period. Accordingly, Priority determined that the aforementioned accelerated methods of amortization reliably match the patterns in which the economic benefits of these assets are consumed.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner